

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 14, 2021**
> **File No. 000-53612**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Introductory Comment, page ii

1. We note your disclosure that "The business of [y]our subsidiaries until now are not subject to cybersecurity review with the Cyberspace Administration of China," yet your disclosure also implies that you continue to be outside the scope of CAC review. Please revise for consistency.

2. We note your revised disclosure in response to our prior comment 6 regarding your Hong Kong subsidiaries. Please further revise to provide comparable disclosure regarding Bonanza Goldfields Corp., the parent company.

3.   We note your revised disclosure in response to our prior comment 5. Please include cross-references to the more detailed discussion of each of these risks in this filing, where applicable.

4.   We note your revised disclosure in response to our prior comment 7 and reissue the comment in part. Please provide a clear description of how cash is transferred through your organization and quantify any dividends or distributions made by Bonanza Goldfields Corp. to U.S. investors.

5.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Business, page 1

6.   We note your disclosure that you will provide authentication, valuation and certification services, sale and purchase, hire purchase, financing, custody, security and exhibition services to buyers of movie and music media through traditional channels as well as through leveraging blockchain technology through the creation of NFTs, and that you also assist technology companies in meeting regulatory and legal requirements while setting up and offering NFT products and services. Please disclose whether you plan to accept payment for such services in the form of digital assets and if so, whether you intend to hold the digital assets for investment or convert them into fiat currency after receipt.

7.   Please clarify whether your NFTs will be dependent on another blockchain and, if so, disclose the risks and challenges related to such reliance. Alternatively, if your NFTs will run on your own blockchain, disclose that in your filing and the risks and challenges related to developing and maintaining the blockchain.

Howey Analysis, page 5

8.   Please clarify whether each NFT represents a unique asset or whether multiple NFTs will be issued representing the same asset. In this regard, we note the disclosure comparing the NFTs to a blu-ray disc or a compact disc.

9.   Please describe in greater detail the services that the company will provide in regards to an NFT following issuance, including through the contemplated media portal. For example, will the company facilitate a secondary market for the NFTs?

10.   Please describe in greater detail the rights a holder of an NTF has following issuance, including whether the holder has the right to mint and issue digital assets relating to the NTF.   Please also explain the extent to which the company will enable or facilitate such rights.

Government and Industry Regulations, page 9

11.   We note your revised disclosure in response to our prior comment 13. Please revise this section to discuss any material U.S. regulations governing the sale and distribution of digital assets applicable to your business.

Risk Factors
We intend to mint our own hybrid NFTs under the assumption that our h-NFTs are not investment contracts..., page 16

12.   Please revise your discussion to address the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the laws and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

The Holding Foreign Companies Accountable Act..., page 20

13.   Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

General

14.   We reissue our prior comment 26. Please update your website to reflect the fact that your business no longer consists of mining operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jenny Chen-Drake, Esq.